Sprott Physical Silver Trust 6-K

Exhibit 99.1

SPROTT PHYSICAL SILVER TRUST

Amendment No. 1 to the Amended and Restated Sales Agreement

May 2, 2025

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, ON M5H 3M7

Virtu Americas LLC

1633 Broadway

New York, NY 10019

Virtu Canada Corp.

222 Bay Street, Suite 1720

Toronto, ON M5K 1B7

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, ON M5H 0B4

Canaccord Genuity LLC
One Post Office Square, Suite 3000
Boston, MA 02109

BMO Nesbitt Burns Inc.

1 First Canadian Place

100 King Street West

3rd Floor Podium

Toronto, ON M5X 1H3

BMO Capital Markets Corp.
151 West 42nd Street
New York, NY 10036

Ladies and Gentlemen:

Reference is made to the Amended and Restated Sales Agreement, dated as of December 6, 2024 (the “Sales Agreement”), by and among Sprott Physical Silver Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”), Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), and Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation, Virtu Americas LLC, Virtu Canada Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. (collectively, the “Agents”), pursuant to which the Trust may, from time to time, issue and sell through the Agents units of the Trust.

In connection with the foregoing, the parties hereto wish to amend the Sales Agreement through this Amendment No. 1 to the Sales Agreement (this “Amendment”) to make certain changes to the Sales Agreement with effect on and after the date hereof. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Sales Agreement.

SECTION 1.          Amendments to the Sales Agreement. The parties hereto agree, from and after the date hereof, that:

(a)            The third paragraph of Section 1 is hereby deleted and replaced in its entirety with the following:

“The Trust has filed with the Commission a registration statement on Form F-10 (File No. 333-271162) relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Trust Form F-X”) relating to the registration statement, and the Trust has caused RBC Investor Services Trust to file with the Commission an appointment of agent for service of process on Form F-X (a “Trustee Form F-X”). The Trust may file one or more additional registration statements from time to time that will contain a Base Prospectus (as defined below) and related prospectus, if applicable (which shall be a Prospectus (as defined below)), with respect to the Placement Units. The registration statement on Form F-10, or any subsequent registration statement on Form F-10, as most recently amended and including the information (if any) deemed to be a part of such registration statement at the time of effectiveness pursuant to Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has been filed with the Commission, is hereinafter called the “Base Prospectus”. For purposes of this Agreement, “Prospectus” means the final prospectus supplement relating to the offering of the Placement Units, together with the Base Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 8(w) hereof. As used herein, the terms “Registration Statement”, “Base Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.”

SECTION 2.          No Other Amendments; References to Agreements. Except as set forth in this Amendment, all other terms and provisions of the Sales Agreement shall continue in full force and effect. All references to the Sales Agreement in the Sales Agreement or in any other document executed or delivered in connection therewith shall, from the date hereof, be deemed a reference to the Sales Agreement as amended by this Amendment. Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on the terms of the Sales Agreement prior to date of this Amendment, and the rights and obligations of the parties thereunder, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions) contained in the Sales Agreement.

SECTION 3.          Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

SECTION 4.          Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Amendment or the Sales Agreement.

SECTION 5.          Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of the executed Amendment by one party to the other may be made by facsimile or electronic transmission of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

[Signature Pages Follow]

If the foregoing correctly sets forth the understanding among us, please so indicate in the space provided below for that purpose, whereupon this letter and your acceptance shall constitute a binding agreement among the Trust, the Manager and the Agents.

Very truly yours,

SPROTT PHYSICAL SILVER TRUST

By its manager, Sprott Asset Management LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ John Ciampaglia
Name: John Ciampaglia
Title: Chief Executive Officer

SPROTT ASSET MANAGEMENT LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ John Ciampaglia
Name: John Ciampaglia
Title: Chief Compliance Officer

[Signature Page to Amendment No. 1 to the Sales Agreement]

CONFIRMED AND ACCEPTED, as of the date first above written:

CANTOR FITZGERALD & CO.

By:	/s/ Sameer Vasudev
Name: Sameer Vasudev
Title: Managing Director

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

VIRTU AMERICAS LLC

By:	/s/ Joshua Feldman
Name: Joshua Feldman
Title: Managing Director

VIRTU CANADA CORP.

By:	/s/ Ryan Quattrini
Name: Ryan Quattrini
Title: Chief Financial Officer

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals & Mining Investment Banking

CANACCORD GENUITY LLC

By:	/s/ Jen Pardi
Name: Jen Pardi
Title: Managing Director

[Signature Page to Amendment No. 1 to the Sales Agreement]

BMO NESBITT BURNS INC.

By:	/s/ Joshua Goldfarb
	Name:	Joshua Goldfarb
	Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Brad Pavelka
	Name:	Brad Pavelka
	Title:	Managing Director

[Signature Page to Amendment No. 1 to the Sales Agreement]